

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via E-mail
Joseph E. Gonnella
Chief Executive Officer
Enerpulse Technologies, Inc.
2451 Alamo Ave SE
Albuquerque, NM 87106

**Re: Enerpulse Technologies, Inc.
Amendment No. 3 to
Form 8-K
Filed November 8, 2013
File No. 000-54092**

Dear Mr. Gonnella:

We have reviewed your response dated November 8, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Emerging Growth Company, page 6

1. We note your response to our prior comment 1. In the bullet points please include, for an emerging growth company, the exemption from Section 14A(b) of the Securities Exchange Act of 1934.

2. Please refer to the third paragraph. Please remove the discussion regarding exemptions for a smaller reporting company from holding a nonbinding advisory

vote on executive compensation and shareholder approval of golden parachute payments.

Our Current Business, page 8

Overview, page 8

3. We note your response to our prior comment 2 regarding claim (1). Please revise to define "performance" on page 8 where first used to mean lower fuel consumption, as your Annex A appears to define it that way. In this regard we note that you have not provided to us the report dated October 2010 noted in your response. We also note that the report dated May 2009 noted in your response states that "I would want to make a few more runs before making any statements." Please advise us as to how that may affect the results you are trying to show us with that report. In any response regarding your supplemental materials please continue to direct us to specific pages or portions of pages.

4. We note your response to our prior comment 2 regarding claim (3). In your response you reference a report dated May 2013. We are unable to locate the information on page 3 to which you refer. Please explain to us where this information can be located.

5. We note your response to our prior comment 2 regarding claim (5). Only one report appeared to us to address alternative fuels, the report dated February 2012. Please revise the statement on page 8 that PCI technology "improves performance in IC engines operating on alternative combustion fuels such as natural gas, CNG, LNG, LPG and landfill gas" to clarify if true, that while methane tests have been performed specific tests have not been done on natural gas, CNG, LNG, LPG and landfill gas. In the alternative please direct us to test results for each of these fuels in your supplemental materials. In any response regarding your supplemental materials please continue to direct us to specific pages or portions of pages. Please also revise your disclosure on page 8 to state that by "better performance" you mean better MPG as indicated in your response regarding the February 2012 report or please advise.

6. We note you response to our prior comment 2 regarding claim (7). It appears from page 29 of the report dated September 2011 that eight types of plug were tested. Please tell us whether "Enerpulse Generation 4 surface gap" refers to the type of technology used in all of your products. In addition please tell us if any of the other types of Enerpulse plugs were represented in the tests shown on page 29.

7. We note your response to our prior comment 2 regarding claim (10). Please explain to us whether faster flame propagation in laboratory tests will necessarily result in quicker acceleration. In any response regarding your supplemental materials please continue to direct us to specific pages or portions of pages.

8. We note your response to our prior comment 2 regarding claim (11). It is not clear to us how your supplemental materials provide support for the claim that your product creates greater power. Please further explain to us how your supplemental materials support this. In any response regarding your supplemental materials please continue to direct us to specific pages or portions of pages.

You may contact Kristin Shifflett at (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Mark Lee
        Greenberg Traurig